UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ANADIGICS, INC.

(Name of Subject Company)

ANADIGICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

Ronald L. Michels

Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is ANADIGICS, Inc., a Delaware corporation (“Anadigics” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 141 Mt. Bethel Road, Warren, New Jersey 07059. The telephone number of the Company’s principal executive office is (908) 668-5000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.01 par value per share, of Anadigics (the “Shares” or the “Common Stock”). As of the close of business on November 20, 2015, there were (i) 88,836,561 Shares outstanding, (ii) 122,934 Shares held by the Company as treasury stock, (iii) 952,556 Shares issuable pursuant to outstanding stock options; (iv) 2,985,230 Shares issuable upon settlement of outstanding time-based restricted stock units, (v) 567,713 shares issuable upon settlement of outstanding performance-based restricted stock units, of which 59,212 Shares have been earned as of the date hereof in the 2013 performance period, and (vi) up to 285,000 Shares issuable in the current offering period under the Company’s Amended and Restated Employee Stock Purchase Plan, dated as of May 13, 2010, as amended by that certain First Amendment to the Amended and Restated Employee Stock Purchase Plan, effective as of January 1, 2015 (the “ESPP”). Shares subject to the equity awards set forth in items (iii)—(v) were awarded under either the Company’s Amended and Restated 2005 Long Term Incentive and Share Award Plan, dated as of March 20, 2013 and the Company’s 2015 Long-Term Incentive and Share Award Plan (together with the ESPP, the “Company Equity Plans”).

Item 2.	Identity and Background of Filing Person

Name and Address

Anadigics, the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Statement relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on November 24, 2015, pursuant to which Purchaser has offered to purchase all outstanding Shares at a purchase price of $0.35 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated November 11, 2015 (as such agreement may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Anadigics. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into

Anadigics (the “Merger”), with Anadigics surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

The obligation of Purchaser to accept for payment or to pay for any Shares tendered in connection with the Offer is subject to, among other conditions, the condition that there shall have been validly tendered and not withdrawn before the expiration of the Offer that number of Shares which, when added to the Shares owned by Aloha or any of its subsidiaries (if any), would represent at least a majority of the Shares outstanding of Anadigics (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), excluding for the purposes of this condition any Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date (the “Minimum Condition”). The Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), and if the Merger is effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Anadigics does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares then held by Parent, Purchaser or Anadigics, or their respective subsidiaries, and (ii) Shares held by any stockholder of Anadigics who are entitled to and properly demand appraisal rights in connection with the Merger as described in Item 8. “Additional Information—Notice of Appraisal Rights” (collectively, the “Dissenting Shares”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly traded and Anadigics will become wholly-owned by Parent.

The Offer and withdrawal rights will expire at 11:59 P.M., New York City time, on December 23, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of each of Purchaser, Parent and GaAs Labs is located at 28013 Arastradero Road, Los Altos, California 94022, and their business telephone number is (408) 387-7756.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.anadigics.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement, to the knowledge of Anadigics, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Anadigics or any of its affiliates and (i) any of Anadigics’ executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Arrangements with the Offerors

Merger Agreement

On November 11, 2015, Anadigics, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Factual disclosures about Anadigics contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

AS A RESULT OF THE FOREGOING, INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED NOT TO RELY ON THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED IN THE MERGER AGREEMENT, OR ON ANY DESCRIPTIONS THEREOF, AS ACCURATE CHARACTERIZATIONS OF THE ACTUAL STATE OF FACTS OR CONDITIONS OF US OR ANY OTHER PARTY.

Guarantee

Concurrently with the entry into the Merger Agreement, GaAs Labs executed a Guarantee, dated November 11, 2015 (the “Guarantee”), in favor of Anadigics. Pursuant to, and subject to the terms, limitations and conditions of, the Guarantee, GaAs Labs agreed to absolutely, unconditionally and irrevocably guarantee to Anadigics the due and punctual performance and discharge of the payment obligations and liabilities of Parent and Purchaser under Section 2.7(a) of the Merger Agreement (collectively, the “Payment Obligations”); provided that, in no event will GaAs Labs’s liability under the Guarantee exceed an amount equal to $32,200,000 (the “Cap”), and GaAs Labs will in no event be required to pay Anadigics or any other person, pursuant to the Guarantee, more than the Cap. The Guarantee expires and will have no further force or effect, and Anadigics will have no rights under the Guarantee, upon the closing of the Merger. Notwithstanding anything to the contrary set forth in the Guarantee, to the extent that Parent is relieved from the Payment Obligations by satisfaction thereof or pursuant to any agreement with Anadigics, GaAs Labs will be similarly relieved, to such extent, of its obligations under the Guarantee. The Guarantee also contains customary representations, warranties, covenants and other provisions.

The foregoing summary of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Mutual Non-Disclosure and Standstill Agreement

On September 15, 2015, Anadigics and GaAs Labs entered into a Mutual Non-Disclosure and Standstill Agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and would be kept confidential for a period of two (2) years and be used only for purposes of evaluating a possible transaction between the parties. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, GaAs Labs also agreed, among other things, to a “standstill” provision for the protection of Anadigics for a period of twelve (12) months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of twelve (12) months from the date of the Confidentiality Agreement, neither GaAs Labs nor Company would solicit certain employees of the other party.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and directors may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement, that are different from, or in addition to, the interests of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching the decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below and in Item 4. “The Solicitation or Recommendation—Reasons for the Recommendation of the Board.”

Amendment to Employment Agreement with Ronald L. Michels

On November 9, 2015, the Company entered into an Amendment to Employment Agreement (the “Amendment”) with Ronald L. Michels, the Company’s Chairman and Chief Executive Officer, pursuant to which the expiration date Mr. Michels’s employment was extended from December 31, 2015 to December 31, 2017. All other terms and conditions of Mr. Michels’s employment agreement remain in full force and effect.

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 20, 2015, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 2,595,384 Shares in the aggregate (excluding Company Options (as defined below) and unvested Company Restricted Stock Unit Awards (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their 2,595,384 Shares outstanding as of November 20, 2015 pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $908,384 in cash. See the table in “Table of Equity Related Payments” below for additional information on the potential payments to each of the Company’s directors and executive officers in connection with the Offer and the Merger.

Treatment of Company Options. Effective as of the Effective Time, each option to purchase Shares granted under any Company Equity Plan other than the ESPP (each, a “Company Option”) that is outstanding immediately prior to the Effective Time and that is not then fully vested and exercisable will become fully vested and exercisable as of immediately prior to the Effective Time. At the Effective Time, each outstanding Company Option (after giving effect to the acceleration described above) will be cancelled and, in consideration for such cancellation, the holders thereof will automatically receive, as soon as practicable but in no event more than thirty (30) days following the Effective Time, an amount in cash equal to (i) the total number of shares of subject to such Company Option, multiplied by (ii) the excess, if any of (A) the Offer Price over (B) the per share exercise price for such Company Option, without interest and subject to any applicable tax withholding.

As of November 20, 2015, the Company’s directors and executive officers held Company Options to purchase 452,485 Shares in the aggregate, of which all were vested and exercisable as of that date, with per share exercise prices ranging from $1.93 to $9.00. Because all of the Company Options held by the Company’s directors and executive officers have exercise prices above the Offer Price, all of the Company Options held by the directors and executive officers will be cancelled in connection with the Merger, and the directors and executive officers will not receive any Merger Consideration for their Company Options.

Treatment of Company Restricted Stock Unit Awards. Each time-based restricted stock unit award for Shares and each performance-based restricted stock unit award for Shares granted and earned for 2013 performance, in each case granted under any Company Equity Plan other than the ESPP (each, a “Company Restricted Stock Unit Award”) that is outstanding immediately prior to the Effective Time and that is not then fully vested will become fully vested as of immediately prior to the Effective Time. At the Effective Time, all Company Restricted Stock Unit Awards outstanding immediately prior to the Effective Time (after giving effect to the acceleration of vesting described above) will be cancelled and, in consideration for such cancellation, the holders thereof will automatically receive, as soon as practicable but in no event more than thirty (30) days following the Effective Time, an amount in cash equal to (i) the total number of Shares subject to such Company Restricted Stock Unit Award, multiplied by (ii) the Offer Price, without interest and subject to any applicable tax withholding. Each performance-based restricted stock unit award for Shares under any Company Equity Plan and that is not a Company Restricted Stock Unit Award that is outstanding immediately prior to the Effective Time will be cancelled without consideration as of the Effective Time.

As of November 20, 2015, the Company’s directors and executive officers held an aggregate of 1,605,707 Company Restricted Stock Unit Awards of which 698,431 shares will vest on December 11, 2015 and the remainder of which will accelerate and fully vest in connection with the Merger, upon which the Company’s directors and executive officers will be entitled to receive an aggregate of $561,997 for such respective Company Restricted Stock Unit Awards. See the table in “Table of Equity Related Payments” below for additional information on the potential payments to each of the Company’s directors and executive officers in connection with the Offer and the Merger.

ESPP. As soon as administratively practicable after the date of the Merger Agreement, and in any case prior to the date on which the first offering period under the ESPP after the date of the Merger Agreement is regularly scheduled to commence, Anadigics will take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and applicable law to (i) suspend the ESPP and Anadigics’s 2016 Employee Stock Purchase Plan (the “2016 ESPP”) so that no further offering periods commence after the date of the Merger Agreement; (ii) limit the number of participation increases during any offering period to zero; (iii) cause the purchase of shares subject to outstanding participation elections for the purchase period ongoing under the ESPP as of the date of the Merger Agreement to take place on the business day immediately preceding the day on which the Effective Time occurs and (iv) cause the ESPP and the 2016 ESPP to terminate as of immediately prior to the Effective Time.

As of November 20, 2015, the Company’s directors and executive officers may be able to purchase up to an aggregate of 15,000 Shares with respect to the current offering period of the ESPP. As a result, the Company’s directors and executive officers may be entitled to receive up to an aggregate of $5,250 for their Shares purchased in the current offering period of the ESPP.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers may be entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their owned Shares and payout of any Company Options and Company Restricted Stock Unit Awards in connection with the Offer and Merger, in each case assuming the consummation of the Offer and the Effective Time occurs on December 24, 2015. The information in the table assumes that all Company Options and Company Restricted Stock Unit Awards remain outstanding immediately prior to the Effective Time.

Name	Number of Shares Owned	Cash Consideration for Owned Shares ($) **	Shares Vesting between November 20, 2015 and the Effective Time	Cash Consideration for Shares Vesting between November 20, 2015 and the Effective Time	Shares subject to Vested Options *	Shares subject to Company Options Accelerating in Connection with Transaction **	Aggregate Cash Consideration for Vested Options ($) **	Shares Subject to Outstanding Company Restricted Stock Unit Awards Accelerating in Connection with Transaction	Aggregate Cash Consideration for Accelerated Company Restricted Stock Unit Awards ($) **	Aggregate Cash Consideration for Shares ($)
Executives
Ronald L. Michels	875,384	306,384	211,849	74,147	—	—	—	186,609	65,313	445,845
David J. Cresci	334,550	117,093	134,198	46,969	—	—	—	118,732	41,556	205,618
Terrence G. Gallagher	220,949	77,332	73,942	25,880	—	—	—	78,483	27,469	130,681
Timothy M. Laverick, Sr.	43,787	15,325	81,510	28,529	—	—	—	88,734	31,057	74,911
Jerry Lee Miller	125,279	43,848	80,027	28,009	—	—	—	78,736	27,558	99,415
John van Saders	158,583	55,504	116,905	40,917	—	—	—	95,982	33,594	130,015
Board of Directors
David Fellows	295,611	103,464	—	—	—	—	—	30,000	10,500	113,964
Richard Kelson	—	—	—	—	—	—	—	50,000	17,500	17,500
Harry T. Rein	144,246	50,486	—	—	—	—	—	90,000	31,500	81,986
Ronald Rosenzweig	253,407	88,692	—	—	—	—	—	30,000	10,500	99,192
Dennis Strigl	143,588	50,256	—	—	—	—	—	60,000	21,000	71,256

*	There are no options (vested or unvested) with an exercise price below $0.35 per Share held by directors or executive officers. Company Options with an exercise price greater than or equal to $0.35 per Share are not reflected in the table above as they will be cancelled concurrent with the Merger.
**	Value was determined by multiplying the number of Shares by the offer price, $0.35 per Share.

Employment Agreements and Payments in Connection with the Merger

Ronald L. Michels, Terrence G. Gallagher, John van Saders, David J. Cresci, Jerry Lee Miller, Timothy M. Laverick, Sr.

Each of the executive officers listed above are parties to an employment agreement with the Company. Pursuant to the terms of each of the employment agreements, the executive officer may be entitled to benefits in connection with the Merger, as described below.

If, within twelve (12) months of a Change of Control (as defined in the employment agreements, which includes the Merger), the Company terminates the executive other than for “Cause” (as such term is defined in the employment agreements), (or, in the case of Mr. Michels at any point during the term of his employment agreement, he is terminated without “cause” in the event of a change in control) death or “Disability” (as such term is defined in the employment agreements) or the executive terminates his or her employment for “Good Reason” (as such term is defined in the employment agreements) (a “Qualifying Termination”), the executive is entitled to receive a lump sum cash payment equal to the sum of:

•	twelve months of base salary (payable in equal bi-weekly installments) and payment of the annual bonus at 100% of target (paid at the Corporation’s regular scheduled semi-annual bonus payment date)

(Mr. Michels shall receive 200% of the sum of (1) the highest annualized rate of base salary in effect at any point during the twelve (12) months preceding the date of termination of employment, plus (2) bonus at target of 110% of the highest annualized rate of base salary in effect at any point during the twelve (12) months preceding the date of termination of employment);

•	payment of the semi-annual bonus for the period during which termination occurs (at 100% of target) prorated for the number of complete months worked in that period;

•	full vesting of outstanding equity awards, and to the extent that any options shall continue to be exercisable for twelve (12) months following the date of termination (six (6) months for Mr. van Saders);

•	one (1) year continued coverage under the Company’s welfare benefit plans then held by the executive (Messrs. Gallagher, Miller, Cresci and Laverick shall receive COBRA continuation coverage for himself and his dependents for one (1) year);

•	outplacement services for a period of six (6) months; and

•	any other unpaid amounts or benefits the executive is eligible to receive under any other compensation plan or program.

Summary of Payments to Executive Officers under Employment Agreements

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers upon a Qualifying Termination in connection with the Merger, assuming that (i) the Offer is completed at the price of $0.35 per Share; (ii) the Qualifying Termination took place after the consummation of the Merger (assumed for purposes of this table to be December 24, 2015) and (iii) all Company Options and Company Restricted Stock Unit Awards are paid out immediately upon consummation of the Merger.

Name	Benefit Type	Payment upon the Effective Time ($) *	Payment Upon a Qualifying Termination ($)
Ronald L. Michels	Cash Severance	—	1,946,700
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	65,313	—
	Value of Continued Health Care Coverage	—	37,274
	Value of Outplacement Services	—	6,000

David J. Cresci	Cash Severance	—	481,250
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	41,556	—
	Value of Continued Health Care Coverage	—	17,274
	Value of Outplacement Services	—	6,000

Terrence G. Gallagher	Cash Severance	—	437,500
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	27,469	—
	Value of Continued Health Care Coverage	—	19,501
	Value of Outplacement Services	—	6,000

Timothy M. Laverick, Sr.	Cash Severance	—	358,750
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	31,057	—
	Value of Continued Health Care Coverage	—	—
	Value of Outplacement Services	—	6,000

Jerry Lee Miller	Cash Severance	—	437,500
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	27,558	—
	Value of Continued Health Care Coverage	—	17,274
	Value of Outplacement Services	—	6,000

John van Saders	Cash Severance	—	525,000
	Value of Company Option Acceleration	—	—
	Value of Company Restricted Stock Unit Awards Acceleration	33,594	—
	Value of Continued Health Care Coverage	—	37,274
	Value of Outplacement Services	—	6,000

*	As set forth above under “Effect of the Offer and the Merger on Shares and Equity Awards,” all Company Options (with exercise prices under $0.35 per Share) and Company Restricted Stock Unit Awards will be paid out upon consummation of the Merger.

Employee Matters Following Closing

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Anadigics has included in its certificate of incorporation, as amended and restated (the “Charter”), and its by-laws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations.

The Merger Agreement provides for certain indemnification and insurance rights in favor of Anadigics’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions arising on or before the Effective Time, will continue in full force and effect for at least six (6) years following the Effective Time.

For a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent agreed to (i) maintain directors’ and officers’ liability insurance or (ii) provide such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than the Company’s existing policy with respect to acts or omissions arising on or before the Effective Time. However, Parent is not required after the Effective Time to pay annual premiums in excess of 150% of the last annual premium for Anadigics’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

The Merger Agreement provides that if Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Section 16 Matters

The Merger Agreement provides that the Board will take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other disposition of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that the Compensation Committee of the Board prior to the completion of the Offer, will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date of the Merger Agreement by the Company, Parent or any of their respective affiliates with current or future directors, officers or employees of the Company and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of Rule 14d-10(d).

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

At a meeting held on November 11, 2015, the Board unanimously:

(1) Determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interest of the Company and the Company’s stockholders;

(2) Approved and declared advisable the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law; and

(3) Resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to such Offer.

Accordingly, and for the reasons described below in more detail, the Board unanimously recommends that Anadigics’ stockholders tender their Shares pursuant to the Offer. A press release dated November 12, 2015, issued by Anadigics announcing the Offer, the Merger and the other transactions contemplated by the Merger Agreement, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Board and management periodically review and assess the Company’s long-term strategy and objectives and developments in the markets in which the Company operates. The Company has continually considered numerous ways in which to maximize stockholder value, including potential opportunities for business combinations, acquisitions and other strategic alternatives.

On or about April 23, 2014, Mr. Ronald L. Michels, Chairman and Chief Executive Officer of the Company, met with Mr. John Ocampo, President of GaAs Labs, who indicated preliminarily that GaAs Labs might be interested in exploring with the Company the possibility of a transaction. Mr. Ocampo’s preliminary, high-level overture did not lead to further discussions with the Company at that time.

On June 26, 2014, in an attempt to improve its business operations in a highly competitive market, the Company announced a strategic restructuring of its business operations (the “2014 Strategic Restructuring”). As the Company explained, the objective of the 2014 Strategic Restructuring was to allow the Company to lower its operating costs and better align its resources to address growth opportunities in rapidly expanding infrastructure markets. The Company explained, among other things, that, because the Company’s infrastructure-targeted products have a higher revenue- and profit-per-wafer than its mobile-targeted products, the Company believed that, with an increasing percentage of future revenues coming from infrastructure products, its manufacturing capability and staff could be resized to better match the new wafer quantity required.

Following the announcement of the 2014 Strategic Restructuring, the per share price of the Common Stock dropped below $1.00. On August 15, 2014, the Company announced that it had received a letter from the staff of The NASDAQ Stock Market (the “Staff”) providing notification that, for the previous 30 consecutive business days, the bid price for the Common Stock had closed below the minimum $1.00 per share requirement for continued listing on The NASDAQ Global Select Market under the applicable NASDAQ Listing Rules and that, under those Rules, the Company was provided an initial period of 180 calendar days to regain compliance (the “NASDAQ Delisting Notice”). Because the Common Stock subsequently maintained a closing bid price of at least $1.00 per share for 10 consecutive business days, from January 26, 2015 to February 6, 2015, the Company regained compliance with the NASDAQ Listing Rules.

Notwithstanding the Company’s implementation of the 2014 Strategic Restructuring, the profitability of the Company did not consistently improve and the price of the Shares continued to trend downward.

On June 18, 2015, the Company announced that it had received another NASDAQ Delisting Notice, which provided notification that, for the previous 30 consecutive business days, the bid price for the Common Stock had closed below the minimum $1.00 per share requirement for continued listing on The NASDAQ Global Select Market under the applicable NASDAQ Listing Rules and that, under those Rules, the Company was provided an initial period of 180 calendar days, or until December 15, 2015, to regain compliance. The Company noted that, if at any time prior to December 15, 2015, the bid price of the Common Stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide the Company with written confirmation of compliance.

In August 2015, the Company announced that declines in revenues had resulted in an increase in operating losses. Therefore, the delayed improvement in infrastructure revenue was forecast to result in operating losses into 2016 larger than those foreseen under the 2014 Strategic Restructuring. Additionally, the Company noted that, in future periods, it is possible that the Company would not maintain compliance with certain covenants under its revolving credit facility, which could result in outstanding borrowings being immediately due and payable and the termination of the revolving credit facility. The combination of these factors, the Company explained, raised substantial doubt about the Company’s ability to continue as a going concern in 2016. Although the Company’s plans to overcome these difficulties included financing all or part of its operations through additional equity or debt financing, the Company cautioned that there could be no assurance that additional financing would be available on satisfactory terms or at all.

During the month of August 2015, the trading price of the Shares declined to a closing bid price on The NASDAQ Stock Market as low as $0.24 per Share.

In August 2015, Mr. Michels received unsolicited telephone calls from representatives of three separate entities (one competitor company (“Company A”), one non-competitor company that operates in the Company’s industry (“Company B”) and one private equity fund), each of whom expressed general interest in exploring a possible strategic transaction with the Company. Company A entered into a non-disclosure and standstill agreement with the Company and sent a representative to tour the Company’s fabrication facility. Representatives of Company B visited the Company’s headquarters and held a preliminary, high level meeting with certain members of the Company’s management. However, none of the entities elected to move forward with any transaction with the Company.

During the course of the third quarter 2015, the Company’s management and representatives of Silicon Valley Bank (“SVB”) discussed the fact that as of the end of the third quarter 2015, the Company would no longer be in compliance with the minimum EBITDA covenant (as defined in the SVB credit facility) and that, unless the Company regained compliance or obtained a waiver, the credit facility would be terminated by SVB. Concurrent with these discussions, the Company’s management was exploring alternative debt financing sources. Discussions continued with SVB and, on October 29, 2015, SVB provided a waiver on the minimum EBITDA covenant as of October 3, 2015 related to the three-month period then ended, thus securing the SVB credit facility through at least the end of the fourth quarter 2015. Nevertheless, the Company had no assurances that SVB would amend the credit facility to include terms with which the Company could comply or that SVB would grant another waiver in the event of a subsequent breach by the Company of the credit facility.

On or about September 11, 2015, Mr. Michels received an unsolicited telephone call from Mr. Ocampo of GaAs Labs, who, once again, proposed that GaAs Labs and the Company explore the possibility of a entering into a transaction.

On September 15, 2015, the Company and GaAs Labs entered into a Mutual Non-Disclosure and Standstill Agreement.

From September 16, 2015 to September 18, 2015, Mr. Michels sent Mr. Ocampo various information regarding the Company.

Thereafter, on or about September 23, 2015, a representative of GaAs Labs met with certain members of the Company’s management and toured the Company’s fabrication facility.

During this period, Mr. Michels contacted Needham & Company LLC (“Needham & Company”) to explore the possible formal engagement of Needham & Company as the Company’s financial advisor in the context of a potential strategic transaction.

On or about September 25, 2015, Mr. Michels held a telephone call with Mr. Ocampo to further discuss a potential transaction between GaAs Labs and the Company.

On or about September 28, 2015, Mr. Michels conferred separately with Needham & Company and the Company’s outside corporate legal counsel, Greenbaum, Rowe, Smith & Davis, LLP (“Greenbaum”), regarding a potential transaction with GaAs Labs.

Also on or about September 28, 2015, Mr. Michels and Mr. Ocampo spoke by telephone concerning the potential transaction.

On or about September 30, 2015, the Company received a letter dated September 30, 2015 from GaAs Labs, outlining GaAs Labs’s preliminary proposal, subject to, among other things, a 60-day exclusivity period, the completion of due diligence and the finalization of a definitive merger agreement, to acquire the Company via an all-cash tender offer at a price range of between $0.38 to $0.42 per share (the “September 30, 2015 GaAs Labs Proposal”).

Upon receipt of the September 30, 2015 GaAs Labs Proposal, Mr. Michels informed the members of the Company’s Board of Directors and scheduled a meeting of the Board for October 5, 2015 to consider said Proposal. Mr. Michels updated the directors on his discussions with GaAs Labs and Needham & Company concerning the proposed transaction referenced in the September 30, 2015 GaAs Labs Proposal.

On or about October 2, 2015, Mr. Michels and Mr. Ocampo again discussed the potential transaction, including GaAs Labs’s request for an exclusivity period in which to negotiate with the Company. Mr. Michels also consulted with Needham & Company and Greenbaum (the latter of which provided legal counsel and guidance to the Company’s Board of Directors and management with respect to, among other things, their fiduciary duties under Delaware law) on an ongoing basis in connection with the potential GaAs Labs transaction and the Company’s exploration of other potential strategic transactions.

On or about October 3, 2015, Mr. Michels and Mr. Ocampo continued their discussion concerning the proposed transaction, including the facilitation of GaAs Labs’s due diligence investigation of the Company.

On or about October 4, 2015, Needham & Company presented the Company with a proposed engagement letter for its consideration.

On October 5, 2015, a meeting of the Company’s full Board of Directors was convened. Members of the Company’s executive management were also in attendance, as was a representative of Greenbaum. The Company’s management provided a detailed summary of the current state of the Company’s business and the outlook for the future. Among the issues discussed in detail at the meeting were the concern that existing customers and potential customers would turn to the Company’s competitors in light of the Company’s weak financial condition and the concern that, absent a cash infusion in the form of debt and/or equity financing, the Company could run out of cash sometime toward the end of the first half of 2016.

The attendees at the October 5, 2015 Board Meeting discussed the fact that, despite the Company’s vigorous exploration of potential financing sources, the Company had to date been unable to secure financing necessary to continue its longer-term business operations on satisfactory term. The Board concluded that, in light of the Company’s deteriorating financial condition, the best interests of the Company’s stockholders would be served by vigorously exploring potential strategic transactions to maximize stockholder value, including the September 30, 2015 GaAs Labs Proposal.

During the October 5, 2015 Board Meeting, representatives of Needham & Company presented to the Board Needham & Company’s preliminary financial analyses of the proposed transaction with GaAs Labs. After discussion, it was decided that Needham & Company would be engaged and directed to actively market or “shop” the Company for some period of time to strategic and other potential buyers in an effort to maximize stockholder value before the Company would consider entering into a definitive merger agreement with GaAs Labs. Representatives of Needham & Company shared with the Board their views as to other entities that might have an interest in acquiring the Company. While it was agreed that it was critical to shop the Company, it was acknowledged that, at that time, the September 30, 2015 GaAs Labs Proposal constituted the only serious expression of interest in the Company.

The Board agreed at the October 5, 2015 Board Meeting that, in light of the continuing deterioration of the Company’s financial condition and customer base, the Company should proceed immediately with the exploration of a strategic transaction, including the September 30, 2015 GaAs Labs Proposal.

The Company’s Board directed Mr. Michels to negotiate the September 30, 2015 GaAs Labs Proposal with GaAs Labs and to keep the Board updated on developments with GaAs Labs and other potential buyers. To this end, it was agreed that Lead Independent Director Dennis Strigl would be the member of the Board with whom Mr. Michels would primarily communicate when the full Board was not convened and that Mr. Strigl, in turn, would update the other members of the Board. Throughout this process, Mr. Michels communicated frequently with Mr. Strigl, as well as with other members of the Board.

On October 5, 2015, following the Board Meeting, the Company’s management conferred with representatives of Needham & Company with respect to setting up a data room to facilitate the due diligence review to be conducted by GaAs Labs and any other potential buyers.

As instructed by the Board, the Company’s management and Needham & Company identified parties that were deemed most likely to be potentially interested in acquiring the Company. Those entities were then to be contacted by Needham & Company to explore their potential interest in the Company. It was also agreed that Needham & Company would contact potential acquirers and send to any that expressed interest certain public information on the Company. If an entity then expressed further interest in the Company, it would be sent a non-disclosure and standstill agreement.

On October 5, 2015, Mr. Michels and Mr. Ocampo spoke by telephone. Among other things, Mr. Michels informed Mr. Ocampo during that call that the Company had engaged Needham & Company, which had been directed to contact potential acquirers, and that Mr. Michels was authorized to negotiate with Mr. Ocampo concerning the September 30, 2015 GaAs Labs Proposal.

On or about October 6, 2015, Mr. Michels telephoned Company A, which had contacted Mr. Michels in August 2015 to express interest in the Company and had, in connection therewith, executed a non-disclosure and standstill agreement and visited the Company’s fabrication facility before discontinuing discussions. During this telephone conversation, Company A’s representative informed Mr. Michels that the entity was not interested in exploring a transaction with the Company.

On or about October 7, 2015, GaAs Labs delivered a due diligence request list to the Company.

From October 12 through October 20, 2015, the Company and GaAs Labs continued to negotiate the terms of a further refined transaction proposal (the “Indication of Interest”) and a separate letter agreement governing the proposed period during which the Company would negotiate a potential transaction with only GaAs Labs (the “Exclusivity Agreement”). Among the issues negotiated were the per Share price to be offered by GaAs Labs and the Company’s request for a provision in the contemplated merger agreement (the “Go-Shop Provision”) that provides for a 25-day period after the execution of a definitive merger agreement during which the Company would be entitled to shop itself to other prospective buyers (the “Go-Shop Period”).

During this same period, Needham & Company continued to shop the Company to entities that Needham & Company and the Company believed might be interested in acquiring the Company. Needham & Company contacted 17 parties during this period, three of which executed non-disclosure and standstill agreements, including one competitor and two foundries.

On October 13, 2015, representatives from Needham & Company met with representatives of the Company to facilitate the assembly of data for GaAs Lab’s due diligence process. Management also held calls with representatives of Needham & Company to discuss the status of the non-disclosure and standstill agreements that had been circulated to various other potentially interested parties.

On October 15, 2015, the Company’s management team held a meeting at the Company’s headquarters with representatives of GaAs Labs. A representative of Needham & Company also attended the meeting. The participants discussed numerous issues relating to the Company’s financials and its business.

On October 16, 2015, representatives of the Company and GaAs Labs held a due diligence call.

On or about October 20, 2015, GaAs Labs provided to the Company a proposed final version of the Indication of Interest and the Exclusivity Agreement.

On October 21, 2015, the Company’s full Board of Directors convened a telephonic meeting to discuss the proposed final versions of the Indication of Interest and the Exclusivity Agreement. In addition to the Company’s directors, members of the Company’s management and representatives of Greenbaum and Needham & Company also attended the meeting. Mr. Michels updated the Board on the status of the discussions and events that had occurred since the October 5, 2015 Board Meeting. As noted, throughout this period, Mr. Michels had been continually updating the Board through his discussions with, among others, the Company’s lead independent director. The meeting participants discussed, among other things, the proposed terms of the Indication of Interest and the Exclusivity Agreement in the context of the Company’s financial condition, its business outlook and Needham & Company’s preliminary financial analyses of the proposed transaction.

At the October 21, 2015 Board Meeting, the Board also discussed the fact that the per Share price offered by GaAs Labs in the September 30, 2015 GaAs Proposal had been in the range of $0.38 to $0.42 and that the price had been negotiated extensively during the prior weeks to $0.40 per Share, subject to the satisfactory completion of GaAs Labs’s due diligence. It was also discussed that GaAs Labs had agreed to the Go-Shop Provision that the Company had requested. The Board also discussed that the exclusivity period set forth in the Exclusivity Agreement would expire on November 11, 2015, subject to the Company’s receiving a draft definitive merger agreement from GaAs Labs no later than October 28, 2015. It was also discussed that the proposed GaAs Labs transaction would be an all-cash transaction with no financing contingencies.

Representatives of Needham & Company summarized for the Board its efforts to shop the Company, noting that, as of October 21, 2015, Needham & Company had contacted 17 entities that had been identified as potentially having an interest in acquiring the Company. Of those 17 entities, only three had signed non-disclosure and standstill agreements. Two other entities received such agreements, but had not yet executed them. Needham & Company noted that its outreach process had revealed a lack of serious interest on the part of entities other than GaAs Labs to acquire the Company.

At the October 21, 2015 Board Meeting, the Board reviewed the financial condition of the Company and acknowledged that, given the Company’s declining revenue projections and the erosion of its customer base, the Company continued to lack viable options for securing the debt and equity financing that was needed to sustain the Company (which if equity financing, the Board observed, would be dilutive to the Company’s stockholders).

The Board concluded that moving forward with the proposed transaction with GaAs Labs was in the best interests of all of the Company’s stockholders and the best way to maximize stockholder value under the circumstances. The October 21, 2015 Board Meeting participants discussed a possible timetable to close the proposed transaction with GaAs Labs.

While the Board concluded that the proposed transaction with GaAs Labs was in the best interests of the Company’s stockholders, it discussed at the October 21, 2015 Board Meeting the importance of the Go-Shop

Provision, which would allow the Company an opportunity to explore whether there was interest on the part of other entities in entering into a strategic transaction with the Company after the Company announced its execution of a definitive merger agreement with GaAs Labs. The Board authorized Mr. Michels to accept the Indication of Interest and to execute the Exclusivity Agreement.

Upon the conclusion of the Company’s October 21, 2015 Board Meeting, Mr. Michels advised Mr. Ocampo that the terms of the Indication of Interest were acceptable to the Company and proceeded to countersign the Exclusivity Agreement. At that point, the Company and Needham & Company suspended their efforts to shop the Company to other potential acquirers and GaAs Labs commenced its confirmatory due diligence process.

On or about October 22, 2015, GaAs Labs and its advisors were permitted access to the Company’s electronic data room in connection with GaAs Labs’s due diligence review.

On October 28, 2015, Perkins Coie LLP (“Perkins”), legal counsel to GaAs Labs, delivered to the Company’s legal counsel, Greenbaum, a draft Agreement and Plan of Merger (the “Merger Agreement”), thereby securing the remainder of the exclusivity period pursuant to the Exclusivity Agreement. From October 28, 2015 through November 11, 2015, respective counsel for the Company and GaAs Labs negotiated the terms of the Merger Agreement.

During the period from October 28, 2015 through November 11, 2015, Mr. Michels and Mr. Ocampo spoke regularly about, among other things, the Company’s business and the transaction price.

During the period from November 3, 2015 through November 5, 2015, representatives of GaAs Labs, continuing their due diligence review, met with members of the Company’s management at the Company’s headquarters and conducted customer due diligence in China and Hong Kong.

On or about November 7, 2015, after GaAs Labs had conducted a substantial amount of due diligence, Mr. Ocampo advised Mr. Michels that, because GaAs Labs had concluded that the Company’s future operating losses would be greater than originally anticipated, the price per Share to be offered by GaAs Labs would be reduced to $0.35.

On November 9, 2015, the Company’s full Board of Directors convened a meeting. In addition to the directors, members of the Company’s management and a representative from Greenbaum were in attendance. Mr. Michels presented the Company’s anticipated third quarter 2015 results, as well as its outlook for the fourth quarter 2015 and the first quarter 2016. The Board concluded that the Company could not long sustain itself in the ordinary course and that, under the current circumstances, a transaction with GaAs Labs would be in the best interests of all of the Company’s stockholders.

At the November 9, 2015 Board Meeting, the Board discussed the status of negotiations with GaAs Labs, including the fact that GaAs Labs had reduced the price per Share pursuant to its offer to $0.35 and that a final Merger Agreement could be executed on or about November 11, 2015. The Board concluded that, at $0.35 per Share, the proposed merger with GaAs Labs provided the only viable option for maximizing stockholder value under the circumstances. Moreover, the Board acknowledged that, during the Go-Shop Period, any potential bidder would have the opportunity to make an offer for the Company at a price higher than $0.35 per Share. Notwithstanding the foregoing, the Board directed Mr. Michels to make a counter-offer to Mr. Ocampo on the price per Share to be paid by GaAs Labs, but, if GaAs Labs refused to increase its offer price, to proceed with the transaction.

Representatives of Needham & Company joined the November 9, 2015 Board Meeting by telephone and discussed the latest GaAs Labs offer.

At the November 9, 2015 Board Meeting, the Company’s management reported to the Board on management’s ongoing efforts to secure alternative debt financing from another financial institution, in light of the uncertainty of maintaining its credit facility with SVB. The Company’s management presented the terms of a proposed new credit facility to the Board. Because of the Company’s need for a credit facility on a longer-term basis in the event that the Company did not consummate a transaction with GaAs Labs or another party, the Board approved the Company’s entering into the new credit facility despite the fact that the terms of that new credit facility were not favorable to the Company.

Among other matters, the Board also discussed at the November 9, 2015 Board Meeting Mr. Michels’s employment agreement with the Company (the “Employment Agreement”), which expires on December 31, 2015. The Board agreed that it is in the best interests of the Company for Mr. Michels to play a critical role in assisting the Company in potentially closing the proposed merger transaction with GaAs Labs, which transaction might not close before December 31, 2015. In addition, the Board agreed that, if new transaction proposals are received by the Company during the Go-Shop Period, it is in the best interests of the Company for Mr. Michels to play a critical role in assisting the Company in exploring those proposals and potentially closing one of them, which closing, again, might not occur before December 31, 2015. Finally, the Board agreed that it is in the best interests of the Company for Mr. Michels to continue to play a critical role in managing the Company’s business through the date of the closing of any strategic transaction or, if no such transaction is closed, beyond December 31, 2015. Accordingly, the Board concluded (with Mr. Michels abstaining from the vote) that Mr. Michels should be provided with another two-year term of employment and thus approved the amendment of his Employment Agreement to extend the expiration date thereof from December 31, 2015 to December 31, 2017.

Upon the conclusion of the Company’s November 9, 2015 Board Meeting, Mr. Michels communicated to Mr. Ocampo the Company’s counter-offer seeking a price per Share greater than $0.35. Mr. Ocampo indicated that GaAs Labs was unwilling to offer more than $0.35 per Share.

Mr. Michels then informed the Board of GaAs Labs’s refusal to increase its offer of $0.35 per Share and, in accordance with the directive that he had received from the Board at the November 9, 2015 Board Meeting, proceeded with the process of finalizing the Merger Agreement.

During the period from November 9, 2015 through November 11, 2015, the parties negotiated the final terms of the Merger Agreement. On November 11, 2015, Perkins delivered to the Company on behalf of GaAs Labs a final Merger Agreement for its consideration.

On November 11, 2015, the Company’s full Board of Directors convened a meeting. Members of the Company’s management and representatives of Greenbaum and Needham & Company also attended the meeting. As they had done throughout this process, the representatives of Greenbaum again counseled the Board members with respect to among other things their fiduciary duties under Delaware law in connection with the proposed transaction with GaAs Labs. Needham & Company delivered to the Board its oral opinion, which was confirmed by the delivery by Needham & Company to the Board of its written opinion dated November 11, 2015 (a copy of which is annexed hereto as Annex A), to the effect that, as of that date, based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $0.35 per Share in cash to be received by the holders of Shares other than Parent or any of its affiliates and other than holders of Dissenting Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The Board concluded that executing the Merger Agreement was in the best interests of all of the Company’s stockholders and constituted the only currently viable option for maximizing stockholder value.

At the November 11, 2015 Board meeting, management conferred with the Board about the terms and costs of the new credit facility. The Board concluded that, in light of the imminent signing of the Merger Agreement with GaAs Labs and because the SVB credit facility would remain in place at least until the end of the fourth quarter 2015, pursuing the alternate credit facility with the other financial institution was not in the best interests of the Company’s stockholders, in large part because of the high costs associated with such credit facility.

Therefore, as of November 11, 2015, the Company’s management ceased negotiating with the alternative credit facility and the Company currently maintains its credit facility with SVB.

On November 11, 2015, the Company and GaAs Labs executed the Merger Agreement. On November 12, 2015, prior to the opening of trading on The NASDAQ stock market, the Company issued a press release announcing the execution of the Merger Agreement and the Company’s earnings for the third quarter 2015.

On November 12, 2015, pursuant to the Go-Shop Provision in the Merger Agreement, the Company and Needham & Company began renewed efforts to shop the Company to other prospective buyers. To this end, Needham & Company began the process of contacting (a) parties that had expressed interest in the Company and had executed non-disclosure/standstill agreements with the Company (b) parties that had expressed interest in the Company, but had not entered into non-disclosure/standstill agreements with the Company (c) parties that had not been previously contacted by Needham & Company because of the nature of their business and (d) any other interested parties that may elect to contact Needham & Company or the Company during the Go-Shop Period. The Company has entered into certain non-disclosure agreements and held meetings with certain of the entities that have been contacted by Needham & Company during the Go-Shop Period, which expires on December 6, 2015.

Accordingly, our Board of Directors unanimously recommends that our stockholders accept the Offer and tender their Shares pursuant to the Offer.

Reasons for the Recommendation of the Board

In evaluating the Merger, the Board consulted extensively with Anadigics’s management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board considered a number of alternatives to enhance Anadigics’s competitive and financial position and to increase stockholder value. The Board unanimously determined that the Merger is fair to and in the best interests of Anadigics and its stockholders and recommends that its stockholders tender their shares in the Offer. In making its determination, the Board considered, among others, the following factors:

•	The intensely competitive nature of the semiconductor industry in which Anadigics competes, including strategic and financial challenges associated with Anadigics’s current business structure;

•	The need to develop new products to remain competitive and relevant to maintaining existing and obtaining prospective customers, the substantial required investment and long lead times associated with new products, and the risk that Anadigics could make substantial investments in products for markets that do not develop as or more slowly than Anadigics may have originally anticipated;

•	The decline in Anadigics’s business, its lack of overall revenue growth in recent periods, the timing for its prospects for future growth, including substantial anticipated declines in legacy businesses that provided significant revenue and contributed marginally in recent periods, and the general risks associated with Anadigics’s ability to execute on a business plan that would create stockholder value in excess of the consideration offered by the Offerors;

•	Anadigics’s business and competitive prospects if it fails to enter into a strategic transaction, given the scale and other skills and assets required to compete effectively in light of, among others, the following factors:

•	Consolidation trends within the semiconductor industry;

•	Anadigics’s current financial condition, including its currently available cash, cash currently consumed in operations, and financial covenants under its bank credit facility;

•	Management’s forecasts of operating performance and financial condition;

•	The significant and increasing cost of complying with obligations as a publicly traded company; and

•	The fixed nature of Anadigics’s cost structure, particularly with respect to the fabrication facility in relation to the Company’s current and projected revenue.

•	Possible alternatives to the Merger and the anticipated value to Anadigics stockholders of pursuing those alternatives relative to the consideration offered by the Offerors, including consideration of (i) the potential or likelihood of a competing bid and (ii) continuing to operate on a stand-alone basis, which would require a sale or other divestiture of the Company’s fabrication facility, or a financing transaction to raise capital and/or refinance existing indebtedness, measured against the substantial uncertainties associated with Anadigics’s ability to sell its fabrication facility or secure additional financing, or, in the case of an equity financing, the dilutive effect to existing stockholders of such financing;

•	Continuing uncertainty in macro-economic conditions in the United States and around the world, and the potential impact of these conditions on Anadigics’s business and prospects;

•	Current conditions in the financial markets generally and for small and micro-cap companies in particular, as well as the current and historical market prices of Anadigics’s Common Stock, and the current and historical market prices of Anadigics’s Common Stock relative to those of other industry participants and general market indices;

•	The availability in the Merger of appraisal rights for Anadigics’s stockholders who properly exercise their statutory appraisal rights under Delaware law;

•	The results of the discussions with numerous third parties that were held by Anadigics and Needham & Company as part of Anadigics’s strategic alternatives review process prior to the public announcement of the Merger Agreement to explore the interest by said third parties in acquiring Anadigics;

•	Anadigics’s ability pursuant to the Go-Shop Provision in the Merger Agreement to seek from third parties during the 25-day period following the execution of the Merger Agreement acquisition proposals that are superior to the Offer;

•	The Board’s belief that Anadigics and Needham & Company have engaged in a reasonable process to obtain the best available value for Anadigics’s stockholders by, among other things, creating an opportunity both prior and subsequent to the execution of the Merger Agreement for other potentially interested parties to negotiate a transaction with Anadigics;

•	The premium to recent trading prices of Anadigics’s Common Stock represented by the Merger Consideration.

•	The Merger Consideration to be received by Anadigics’s stockholders in the Offer and Merger, consisting entirely of cash, provides liquidity and certainty of value and less risk to Anadigics’s stockholders relative to the potential trading price of Anadigics’s Common Stock over a longer period of time after accounting for the long-term risks to Anadigics’s business resulting from operational execution risk and evolving industry dynamics;

•	The Merger is likely to be completed in light of the nature of the closing conditions contained in the Merger Agreement and the absence of any financing contingency;

•	Pursuant to the 25-day Go-Shop Provision in the Merger Agreement, Anadigics, with the assistance of Needham & Company, has been contacting numerous third parties that Anadigics and Needham & Company believe could be reasonably expected to have interest in entering into a strategic transaction with Anadigics based on their respective businesses, strategic objectives and financial capabilities; Anadigics has been holding discussions with those third parties to gauge their level of interest in a transaction with Anadigics; and, as of the date hereof, Anadigics has not received any formal offers or proposals to enter into a strategic transaction;

•	Anadigics is permitted under the terms of the Merger Agreement, subject to the limitations and requirements contained therein, to furnish confidential information to, and conduct negotiations with,

any third party that has made a proposal to enter into a transaction with Anadigics, and ultimately to terminate the Merger Agreement to accept a superior offer from a third party under certain circumstances and subject to certain conditions, including the payment to the Offerors of a $1.2 million termination fee; and

•	The oral opinion of Needham & Company delivered to the Board on November 11, 2015, subsequently confirmed in writing, that, as of November 11, 2015, and based upon and subject to the assumptions and other matters set forth in its written opinion, the Merger Consideration to be received by the holders of Shares (other than the Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Needham & Company, dated as of November 11, 2015, is attached as Annex A to this Statement and is incorporated by reference in this Statement in its entirety; see also “—Opinion of Needham & Company, LLC “ in this Item 4).

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and to recommend that Anadigics’s stockholders adopt the Agreement, the Board considered the following potentially negative aspects of the Merger and the consequences of announcing the Offer and Merger, but nevertheless determined that the Merger Agreement and the Merger are advisable to and in the best interests of Anadigics’s stockholders:

•	The risk that the transactions contemplated by the Merger Agreement might not be consummated in a timely manner or at all;

•	The restrictions contained in the Merger Agreement on Anadigics’s ability to solicit competing proposals after the completion of the Go-Shop Period and the requirement that Anadigics pay a termination fee of $1.2 million to the Offerors in order to terminate the Merger Agreement and accept a superior proposal from a third party, which may discourage third parties from making a competing proposal to acquire Anadigics;

•	The restrictions on the conduct of Anadigics’s business prior to the completion of the Merger, requiring Anadigics to conduct its business in the ordinary course and preventing Anadigics from taking certain specified actions, subject to specific limitations, all of which may delay or prevent Anadigics from undertaking business opportunities that could arise pending completion of the Merger;

•	The potential negative effect of the public announcement of the Offer and the Merger on Anadigics’s ability to retain management, engineering, sales, and other key personnel, as well as on its ability to retain existing customer engagements and pursue prospective new business opportunities;

•	The risk of diverting the focus and resources of Anadigics’s management from other strategic opportunities and from operational matters while working to implement the Merger;

•	The risk that the Merger will not be completed and that Anadigics will be required to operate its business after experiencing the disruptions and negative consequences of the announcement and pendency of the Merger; and

•	The fact that the Merger Consideration consists of cash and will be taxable to Anadigics’s stockholders for U.S. federal income tax purposes as described in Section 5 —“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase.

The preceding discussion of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but instead the

Board conducted an overall analysis of the various factors, including those described above, which analysis included discussions with and questioning of Anadigics’s senior management, financial advisors, and legal counsel.

Intent to Tender

To Anadigics’s knowledge, after making reasonable inquiry, all of Anadigics’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Needham & Company, LLC

The Company retained Needham & Company to act as the Company’s financial advisor in connection with the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On November 11, 2015, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Company’s Board of Directors that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of $0.35 per Share in cash (referred to in this “Opinion of Needham & Company, LLC” section as the “Merger Consideration”), to be received by the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Company’s Board of Directors in connection with and for the purpose of our Board of Directors’ evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Merger Consideration, which was determined through arm’s length negotiations between the Company and Parent. While Needham & Company provided independent financial advice to the Company’s Board of Directors during the course of the negotiations between the Company and Parent, the decision to approve and recommend the Offer and the Merger was made independently by the Company’s Board of Directors. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated November 11, 2015, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated November 11, 2015;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries, nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement, and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to November 11, 2015, and is not necessarily indicative of current or future market conditions.

For purposes of some of the analyses described below, Needham & Company noted that the Company’s financial forecasts prepared by management assume the infusion of significant investment capital to fund operations to breakeven levels, including assumed equity financings of $13 million in the fourth quarter of 2015 and in 2016. Needham & Company calculated, for purposes of some of the analyses described below, that these assumed equity financings could require the issuance of approximately 52 million new Shares, assuming the financings were done at $0.25 per Share, or approximately 87 million new Shares, assuming the financings were done at $0.15 per Share.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they are small capitalization semiconductor companies with market values of less than $150 million. These companies, referred to as the selected companies, consisted of the following:

GSI Technology, Inc.

O2Micro International Limited

Pixelworks, Inc.

QuickLogic Corporation

The following tables set forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2015 revenues;

•	enterprise value as a multiple of projected calendar year 2016 revenues;

•	enterprise value as a multiple of projected calendar year 2017 revenues;

•	enterprise value as a multiple of projected calendar year 2017 adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA; and

•	price as a multiple of book value.

Needham & Company also reviewed, for the selected companies and for the Company, enterprise value as a multiple of LTM, projected calendar year 2015 and projected calendar year 2016 adjusted EBITDA, but determined that the results were not meaningful because of the selected companies’ negative LTM and projected calendar year 2015 adjusted EBITDA and the Company’s negative LTM, projected calendar year 2015 and projected calendar year 2016 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on November 11, 2015. Needham & Company calculated multiples for the Company based on the Merger Consideration of $0.35 per Share. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense.

	Selected Companies				ANADIGICS Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	2.4x	NM	1.2x	0.7x	0.3x
Enterprise value to projected calendar year 2015 revenues	2.6x	NM	1.2x	0.7x	0.4x
Enterprise value to projected calendar year 2016 revenues	1.7x	NM	0.9x	0.5x	0.4x
Enterprise value to projected calendar year 2017 revenues	1.1x	0.4x	0.7x	0.7x	0.3x
Enterprise value to projected calendar year 2017 adjusted EBITDA	2.6x	N/A	2.6x	2.6x	3.6x
Price to book value	3.0x	0.5x	1.7x	1.7x	1.1x

NM in the table above indicates not meaningful, as one of the selected companies had a negative enterprise value. Two of the selected companies did not have publicly available projected calendar year 2017 revenues, and there were only two data points available for the selected companies’ projected calendar year 2017 adjusted EBITDA data, one of which was not meaningful due to negative projected adjusted EBITDA.

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2008 that involved target companies that were U.S. publicly traded semiconductor companies with enterprise values below $150 million:

Acquirer	Target
Qualcomm Atheros, Inc.	Ikanos Communications, Inc.
Knowles Corporation	Audience, Inc.
Cypress Semiconductor Corporation	Ramtron International Corporation
Zoran Corporation	Microtune, Inc.
Microsemi Corporation	White Electronic Designs Corporation
IXYS Corporation	ZiLOG, Inc.
ON Semiconductor Corporation	California Micro Devices Corporation
Exar Corporation	hi/fn, inc.
TranSwitch Corporation	Centillium Communications, Inc.
ON Semiconductor Corporation	Catalyst Semiconductor, Inc.
Cypress Semiconductor Corporation	Simtek Corporation
Imperium Partners Group, LLC	ESS Technology, Inc.
Freescale Semiconductor, Inc.	SigmaTel, Inc.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the merger,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for the Company based on the Merger Consideration of $0.35 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				ANADIGICS Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	2.1x	0.1x	1.0x	0.9x	0.3x
Enterprise value to LTM adjusted EBITDA	47.4x	3.4x	24.0x	22.6x	NM

There were only four selected transactions for which adjusted EBITDA multiples were not negative numbers.

Premiums Paid Analysis. Needham & Company reviewed publicly available financial information for the 11 merger and acquisition transactions that represent all-cash transactions involving U.S.-based publicly-traded technology companies completed since January 1, 2013 with transaction equity values of between $60 million and $150 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day, five days, one month and 90 days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $0.35 per Share and the closing prices of the Shares one day, five days, one month and 90 days prior to November 12, 2015, since November 11, 2015 was the last completed trading day before Needham & Company delivered its opinion to the Company’s Board of Directors. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger At $0.35
	High	Low	Mean	Median
One day stock price premium	115.8%	-1.8%	36.7%	26.0%	45.8%
Five day stock price premium	121.6%	-0.9%	38.5%	37.1%	40.8%
One month stock price premium	124.0%	0.4%	53.6%	54.0%	31.6%
Ninety day stock price premium	160.8%	28.0%	76.5%	74.4%	14.3%

Discounted Cash Flow Analysis. Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on management’s forecasts for four cases. For each case, Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fourth quarter of calendar year 2015 and projected calendar years 2016 through 2018 using discount rates ranging from 15.2% to 19.2%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience. The midpoint of the range of discount rates was calculated using an assumed equity market risk premium based upon data from Ibbotson Associates, a beta estimate based upon Bloomberg financial databases, an assumed micro cap size-related risk premium based upon data from Ibbotson Associates, an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, and the expected interest rate on the Company’s debt. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2018 by applying multiples ranging from 0.5x to 1.0x to the Company management’s estimate of its calendar year 2018 revenue. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 15.2% to 19.2%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s cash and subtracted the Company’s debt, in each case as of September 30, 2015, to arrive at the ranges of illustrative implied present equity values.

Needham & Company made these calculations assuming four cases based upon management forecasts. In the first case, Case One, Needham & Company assumed that the 2015 and 2016 equity financing transactions required by management’s forecasts were effected at a per Share price of $0.25 and that taxes were fully sheltered by the Company’s net operating losses, or NOLs. In the second case, Case Two, Needham & Company assumed that the 2015 and 2016 equity financing transactions required by management’s forecasts were effected at a per Share price of $0.15 and that taxes were fully sheltered by the Company’s net operating losses, or NOLs. Needham & Company noted that equity issuances of the magnitude assumed in the projections could result in limitations on the use of the Company’s NOLs. Accordingly, in the third case, Case Three, Needham & Company assumed that the 2015 and 2016 equity financing transactions required by management’s forecasts were effected at a per Share price of $0.25 and that the NOLs were impaired by the end of 2016, resulting in a 35% tax rate applied to earnings before interest and taxes for periods after 2016. In the fourth case, Case Four, Needham & Company assumed that the 2015 and 2016 equity financing transactions required by management’s forecasts were effected at a per Share price of $0.15 and that the NOLs were impaired by the end of 2016, resulting in a 35% tax rate applied to earnings before interest and taxes for periods after 2016. These analyses indicated the following illustrative implied per Share equity reference ranges for the Company: Case One, $0.29 to $0.53; Case Two, $0.24 to $0.43; Case Three, $0.26 to $0.50; and Case Four, $0.21 to $0.40.

Present Value of Future Stock Prices Analysis. Needham & Company performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity.

For this analysis, Needham & Company used management’s forecasts and developed two cases, the first case assuming that the 2015 and 2016 equity financing transactions were effected at a per Share price of $0.25 and the second case assuming that the 2015 and 2016 equity financing transactions were effected at a per Share price of $0.15. For each case, Needham & Company first calculated the implied enterprise value for the Company for each of the calendar years 2016, 2017 and 2018 by applying an illustrative multiple of 0.68x to the projected LTM revenue for each of the calendar years 2016, 2017 and 2018. The illustrative multiple of 0.68x represents the mean of the daily enterprise value to LTM revenue multiples for the Company over the four year period ended November 11, 2015. The Company’s enterprise value to LTM revenue multiple based on the closing price per Share on November 11, 2015 was 0.20x. Needham & Company then added the Company’s projected net cash at the end of the respective calendar years 2016, 2017 and 2018 to derive implied equity values, and divided these implied equity values by the respective numbers of projected calendar year end diluted outstanding Shares, to calculate implied future equity values per Share for those calendar years. Needham & Company then discounted these implied equity values per Share back to January 1, 2016 using a discount rate of 19.05%, reflecting an estimate of the Company’s cost of equity determined in the manner described above under “Discounted Cash Flow Analysis.” These analyses resulted in a range of implied present values per Share of $0.24 to $0.35 for the first case and a range of implied present values per Share of $0.20 to $0.28 for the second case.

No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Company’s Board of Directors in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board of Directors or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Company’s Board of Directors as the Company’s financial advisor in connection with the Offer and the Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its engagement relating to the Offer and the Merger for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Parent, Merger Sub or GaAs Labs for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Parent, Purchaser, GaAs Labs and their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Needham & Company, LLC

Pursuant to Needham & Company’s engagement letter with the Company, the Company retained Needham & Company as the Company’s financial advisor in connection with the Offer and the Merger and to render its opinion referred to in Item 4 above and attached as Annex A to this Statement. The Company has paid or agreed to pay Needham & Company a nonrefundable fee of $300,000 that became payable upon Needham & Company’s delivery of its opinion on November 11, 2015. If the Merger is consummated, the Company has agreed to pay Needham & Company an additional fee of approximately $900,000 . Whether or not the Offer or the Merger is consummated, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws. Additional information pertaining to our retention of Needham & Company is set forth in Item 4. “The Solicitation or Recommendation—Opinion of Needham & Company, LLC” above and is incorporated by reference herein.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Statement by Anadigics or, to Anadigics’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Notwithstanding the foregoing, pursuant to Section 5.3 of the Merger Agreement, until 11:59 P.M. (New York City time) on December 6, 2015 (“Go Shop End Date”), the Company has the right to (i) solicit, initiate or encourage, any inquiry, indication of interest, proposal or offer that could reasonably lead to alternative acquisition proposals from third parties (an “Acquisition Proposal”), (ii) waive or permit the waiver of, or terminate, any “standstill” or similar obligation of any person with respect to the Company to allow such person to submit an Acquisition Proposal, (iii) furnish information (including non-public information) regarding the Company, and afford reasonable access to the business, properties, assets, books, records and personnel of the Company, to any person in connection with or in response to an Acquisition Proposal pursuant to a confidentiality agreement, and (iv) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and cooperate with or assist or participate in or facility any such inquiry, indication of interest, proposal or offer or any effort or attempt to make an Acquisition Proposal.

Item 8.	Additional Information

Regulatory Approvals

As the Company leases real property in New Jersey, the Company is subject the New Jersey Industrial Site Recovery Act (“ISRA”). ISRA requires owners and operators of facilities with specific industrial classifications to notify the New Jersey Department of Environmental Protection (the “NJDEP”) upon certain events, including an agreement that would lead to a change of control of such owners and operators. The signing of the Merger Agreement was such an event and notice was given to the NJDEP on November 20, 2015. The Company is also required to investigate and remediate the property at which our fabrication facility is located, which may occur subsequent to the change of control provided the Company provides adequate financial assurance to the NJDEP. Because the property at which the Company operates is subject to an ongoing remediation under the supervision of the NJDEP, the Company does not expect to incur any material expense to comply with ISRA.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and December 14, 2015, deliver to Anadigics at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Anadigics of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to ANADIGICS, Inc., 141 Mt. Bethel Road, Warren, New Jersey 07059, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Anadigics, as the Surviving Corporation, is under no obligation to and has no present intention to file a petition and holders should not assume that Anadigics will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Anadigics believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). Neither Parent nor Anadigics anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive an amount equivalent to the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Anadigics’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Anadigics desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Solicitation/Recommendation Statement.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL, but only insofar as each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required

None of Purchaser, Parent or GaAs Labs is, nor at any time for the past three years has been, an “interested stockholder” of Anadigics as defined in Section 203 of the DGCL. If the Offer is consummated, Purchaser, Parent or GaAs Labs do not anticipate seeking the approval of Anadigics’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Anadigics in accordance with Section 251(h) of the DGCL. Anadigics’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that (i) the relevant requirements under the DGCL have been satisfied, and (ii) Anadigics’s stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Litigation Related to the Offer and the Merger

As of the date of this Statement, we are not aware of any material pending legal proceeding relating to the Offer or the Merger.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to the Company’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.” Severance and bonus payments have been calculated based on the named executive officer’s base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, under the assumptions described in this Statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that the Effective Time will occur on December 24, 2015.

	Cash ($)		Equity ($) *	Pension / NQDC ($)	Perquisites / Benefits ($) (4)	Tax Reimbursement ($)	Other ($) (5)	Total ($)
Ronald L. Michels	1,946,700	(1)	—	n/a	37,274	—	6,000	1,989,974
David J. Cresci	481,250	(2)	—	n/a	17,274	—	6,000	504,524
Terrence G. Gallagher	437,500	(2)	—	n/a	19,501	—	6,000	463,001
Timothy M. Laverick, Sr.	358,750	(2)	—	n/a	—	—	6,000	364,750
Jerry Lee Miller	437,500	(2)	—	n/a	17,274	—	6,000	460,774
John van Saders	525,000	(3)	—	n/a	37,274	—	6,000	568,274

*	Upon the Effective Time, the vesting of certain equity awards will be accelerated and paid out at $0.35 per Share (as described above in Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company”), concurrent with which, any remaining outstanding Company Options and performance-based restricted stock units will be cancelled and forfeited.
1.	Pursuant to the terms of the employment agreement entered into between the Company and Mr. Michels, upon a termination following a “Change in Control” (as such term is defined within his employment agreement) (i) involuntary without “Cause” (as defined in his employment agreement), or (ii) voluntarily due to a material reduction in responsibilities and duties associated with his position, or a material reduction in base salary, plus target bonus opportunity, without his prior express written consent, (under (i) or (ii), “Qualifying Termination”), the Company will pay Mr. Michels an amount (in addition to any accrued base salary, accrued vacation pay, and any other compensation previously deferred by the named executive officer (together with any accrued interest or earnings thereon)) equal to: 200% of the sum of (1) the highest annualized rate of his base salary in effect at any point during the twelve (12) months preceding the date of termination plus (2) his bonus at target of 110% of the highest annualized rate of his base salary in effect at any point during the twelve (12) months preceding the date of termination (“target”) and (y) payment of the semi-annual bonus for the period during which termination occurs (at 100% of target) prorated for the number of complete months worked in that period. The calculation above, assumes no partial period bonus applies during the July 1, 2015 to December 24, 2015 period.
2.

Pursuant to the terms of the employment agreement entered into between the Company and each named executive officer, upon a termination occurring within twelve (12) months following a “Change in Control” (as such term is defined within the applicable employment agreement) (i) involuntary without “Cause” (as defined in each applicable employment agreement), or (ii) voluntarily due to a material reduction in responsibilities and duties associated with his position, or a material reduction in base salary, plus target bonus opportunity, without the prior express written consent, (under (i) or (ii), “Qualifying Termination”), the Company will pay the named executive officer an amount (in addition to any accrued base salary, accrued vacation pay, and any other compensation previously deferred by the named executive officer (together with any accrued interest or earnings thereon)) equal to: (A) an amount equal to (x) twelve (12) months of base salary and payment of the annual bonus at 75% of base salary (“target”) and (y) payment of the semi-annual bonus for the period during which termination occurs (at 100% of target) prorated for the number of complete months worked in that period. The calculation above, assumes no partial period bonus applies during the July 1, 2015 to December 24, 2015 period.
3.	Pursuant to the terms of the employment agreement entered into between the Company and Mr. van Saders, upon a termination occurring within six (6) months following a “Change in Control” (as such term is defined within his employment agreement) (i) involuntarily without “Cause” (as defined in his employment agreement), or (ii) voluntarily due to a material reduction in responsibilities and duties associated with his position, or a material reduction in base salary, plus target bonus opportunity, without the prior express written consent, (under (i) or (ii), “Qualifying Termination”), the Company will pay Mr. van Saders an amount (in addition to any accrued base salary, accrued vacation pay, and any other compensation previously deferred by the named executive officer (together with any accrued interest or earnings thereon)) equal to: (A) an amount equal to (x) twelve (12) months of base salary and payment of the annual bonus at 75% of base salary (“target”) and (y) payment of the semi-annual bonus for the period during which termination occurs (at 100% of target) prorated for the number of complete months worked in that period. The calculation above, assumes no partial period bonus applies during the July 1, 2015 to December 24, 2015 period.
4.	Pursuant to the terms of the employment agreements entered into between the Company and each named executive officer, in the event of a Qualifying Termination, the executive will receive one (1) year of continued coverage under the Company’s welfare benefit plans (as defined within the applicable employment agreement).
5.	Pursuant to the terms of the employment agreements entered into between the Company and each named executive officer, in the event of a Qualifying Termination, the Company will (at its sole expense) provide the named executive officer with outplacement services for six (6) months. The amounts included in this column represent the estimated cost of such outplacement services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Minimum Condition, shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived; the effects of disruption from the Offer and the Merger making it more difficult for Anadigics to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Anadigics’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by Anadigics, as well as the Schedule TO filed with the SEC by Purchaser, Parent and GaAs Labs. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Anadigics at www.anadigics.com. Anadigics does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith
(a)(1)(A)	Offer to Purchase, dated November 24, 2015.	Schedule TO	November 24, 2015	(a)(1)(A)

(a)(1)(B)	Form of Letter of Transmittal.	Schedule TO	November 24, 2015	(a)(1)(B)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Schedule TO	November 24, 2015	(a)(1)(C)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	November 24, 2015	(a)(1)(D)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	November 24, 2015	(a)(1)(E)

(a)(2)(A)	Letter to stockholders of Anadigics, dated November 24, 2015.				X

(a)(5)(A)	Form of summary advertisement, published November 24, 2015 in The New York Times.	Schedule TO	November 24, 2015	(a)(1)(F)

(a)(5)(B)	Press Release issued by Anadigics, dated November 12, 2015.	8-K	November 12, 2015	99.1

(a)(5)(C)	Opinion of Needham & Company, LLC, dated November 11, 2015 (included as Annex A to this Statement).				X

(a)(5)(D)	Communication to the employees of the Company regarding the message to the Company’s customers, dated November 16, 2015.	Schedule 14D-9/C	November 16, 2015
(e)(1)	Agreement and Plan of Merger, dated November 11, 2015, by and among Anadigics, Parent and Purchaser.	8-K	November 12, 2015	2.1

(e)(2)	Guarantee, dated November 11, 2015, by GaAs Labs in favor or Anadigics.	Schedule TO	November 24, 2015	(d)(2)

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith

(e)(3)	Mutual Non-Disclosure and Standstill Agreement, dated September 15, 2015, between GaAs Labs and Anadigics.	Schedule TO	November 24, 2015	(d)(3)

(e)(4)	Amended and Restated Certificate of Incorporation of Anadigics, as amended.	Form S-3 (File No. 333-75040)	December 13, 2001	4.1

(e)(5)	Amended and Restated By-laws of Anadigics.	8-K	January 22, 2014	3.1

(e)(6)	ANADIGICS, Inc. Employee Savings and Protection Plan.	Form S-1 (File No. 33-89928)

(e)(7)	ANADIGICS, Inc. Amended and Restated Employee Stock Purchase Plan.	8-K	May 14, 2010	99.1

(e)(8)	First Amendment to ANADIGICS, Inc. Amended and Restated Employee Stock Purchase Plan.	10-K	March 6, 2015	10.2

(e)(9)	ANADIGICS, Inc. Amended and Restated 2005 Long Term Incentive and Share Award Plan.	8-K	May 9, 2013	10.12

(e)(10)	ANADIGICS, Inc. 2016 Employee Stock Purchase Plan.	DEF 14A	March 27, 2015	Appendix A

(e)(11)	ANADIGICS, Inc. 2015 Long Term Incentive and Share Award Plan.	DEF 14A	March 27, 2015	Appendix B

(e)(12)	Employment Agreement, effective October 1, 2013, between Anadigics and Ronald L. Michels.	8-K	September 30, 2013	10.1

(e)(13)	Amendment to Employment Agreement, dated November 9, 2015, between Anadigics and Ronald L. Michels.	8-K	November 12, 2015	10.1

(e)(14)	Employment Agreement, dated March 28, 2011, between Anadigics and John van Saders.	8-K/A	April 19, 2011	10.3

(e)(15)	Employment Agreement, dated November 14, 2011, between Anadigics and Terrence G. Gallagher.	8-K/A	December 19, 2011	10.1

(e)(16)	Employment Agreement, effective January 14, 2013, between Anadigics and Dave Cresci.	8-K	June 12, 2013	10.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith

(e)(17)	Employment Agreement, effective April 3, 2012, between Anadigics and Jerry Miller.	8-K	June 12, 2013	10.2

(e)(18)	Employment Agreement, dated April 3, 2012, between Anadigics and Timothy Laverick.	10-Q	August 7, 2014	10.1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, INC.

By:	/s/ Ronald L. Michels
	Name:	Ronald L. Michels
	Title:	Chairman and Chief Executive Officer

Dated: November 24, 2015

ANNEX A

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

November 11, 2015

Board of Directors

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, NJ 07059

Gentlemen:

We understand that Aloha Holding Company, Inc. (“Parent”), ANADIGICS, Inc. (the “Company”), and Aloha Acquisition Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) at a price of $0.35 per share, net to the seller in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than shares held by Parent, Merger Sub, the Company or any wholly-owned subsidiary of Parent or the Company and other than Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $0.35 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated November 11, 2015; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed

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535 Mission Street, San Francisco, CA 94105 (415) 262-4860

Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412

by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated November 11, 2015 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company.

In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company as financial advisor and to render this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of- pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent, Merger Sub or GaAs Labs, LLC (the controlling affiliate of Parent) for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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